Filed by Rentokil Initial plc

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Terminix Global Holdings, Inc.

Commission File No.: 001-36507

Date: December 23, 2021

The following is a transcript of a video posted to the internal website of Rentokil North America on December 23, 2021:

Subject: Terminix Acquisition Briefing Video and Resource Page

Presented by: John Myers, President and CEO, Rentokil North America

Posted: 23 December 2022

What we'll do here, it's kind of tricky because we have such a large group of colleagues it can be tough to take questions but wanted you to know that we do have plans to provide you with access to ask questions, get questions answered in one or two different ways. The first one is we will have routine Q&A sessions where you'll get invites, totally voluntary. If you have a question you can attend, of course, if you're busy, we understand. And then second to that is your questions can be submitted to Anthony Brown, our Senior VP of HR. Anthony will add your questions to an FAQ document, which we will post so you can see your questions answered, other people's questions answered. By the way, you're welcome to submit questions you specifically have. You're welcome to submit questions that you think your team really is worried about. And between all of those methods we're hoping that we can fill in the blanks because we know when there's questions and there’s no answers, people have a tendency to worry about things that maybe they don't need to worry about. Anthony, anything I missed there that I should add.

No, I think you've got it. More communication to come. But as you said in the beginning, some really great news.

Yes. So let's talk about that great news. So we'll get to the announcement, share with you how we're going to do this. I just want to give you a little bit of what they call it industrial logic. But the reason why we think this is great for our colleagues, customers and shareholders and then give you some insights into next steps, timing, how this is all meant to work. So hopefully you saw the press release if you didn't, I'm incredibly happy to be able to announce the purchase of Terminix to create the leading pest control company in North America and the world. We'll talk a little bit about that but we are creating by far the largest pest control company in North America, and the world. But we have this incredible opportunity to be the largest but also the best. We'll talk a little bit more about that. Those of you on the call that aren't in the pest control side might genuinely be going “I wonder why this is important to me”. Well, you're part of Rentokil North America. What we do in the pest control side has automatic impacts on what we do in the other businesses and what you do has impacts on the pest control side so I wanted you to share in this information and know that we're creating a stronger company for all of our colleagues. So by far and look back into history books, as you might imagine, because Rentokil has been in existence for over ninety years, this is the largest and most strategic acquisition in the history of our company, and in our industry. And the board has agreed an investment worth 6.7 billion in building the skill of our operations, a massive vote of confidence. What that really means is we've done such a good job in North America, that they knew that they could take $7.7 billion (intended $6.7 billion as previously stated) dollars of money and put it on our hands and that we would return a great return for them in our colleagues and our shareholders and our customers, because we've done that in the past. A little bit of background on that. Basically we've made an offer to acquire Terminix at $55 a share. Before we open this morning they were at about $37 a share. So a massive premium roughly 47% above their pre opening price. So we are paying for what we think is a really great company and we're willing to pay a large amount of money to get this really great company. So a little bit about Terminix, and some of you out in the field who compete with them know this, but I thought I'd put a few stats out here. First of all, from a scale standpoint, they do about $2 billion dollars worth of revenue in the pest control side, 94% is in North America, and the vast majority of that is in the US. That's not to say that their Canadian revenue is not substantial. I think it’s about 30 million Canadian, which will be a great fit with our business in Canada. About 50,000 customers get visited every day by Terminix. They have 375 locations. They operate in 47 states, 10 provinces. So you can imagine based on those stats, a really good footprint, really good coverage of geography in US and Canada. from a customer perspective, 2.9 million customers. Now, they're very heavily weighted towards termite and residential. Roughly 70% of their pest control business is termite and residential. We're more 50/50. But they're a great fit with our commercial expertise. By the way, I'm not saying that we're not good at residential or termite, but we have commercial expertise throughout the world. And we think that what we do really well will fit with what they really do well and we’ll have this incredible portfolio that is one and one type equals three. Plus we have a leadership position in innovation. So we're really excited about what we'll be able to bring to the table. And then colleagues, 11,400 colleagues, this has been a business that has a great history of delivering excellent service and quality. They've had a rough time of it lately. Because they've had management teams kind of come and go regularly within their business which is not helpful as you might imagine. Their current management team looks very sharp. I’ve met their CEO, I think he's very bright, running a playbook that I recognize many of the same elements that we've been doing, so I would call them on the mend, but with a history dedicated to excellent service and quality. So what does this all mean when we put the two companies together? The new Rentokil if you will. First of all scale, we’ll be 5.7 billion in revenues. Of that, a third will be this Terminix acquisition and two thirds will be you know, historic Rentokil. 60% of the revenues for our global company will be in North America. And our profits will be an amazing $1.2 billion dollars, so we’re growing this company clearly, from a scale standpoint. Customers; 4.9 million customers, and an incredible service footprint in North America, designed to provide even better service to our customers. So as you might imagine, we have this many customers in the same geography. The amount of time that we're driving between stops and our specialists are attempting to service accounts will be just compressed. So we'll be able to service our customers faster, and also with dedicated resources. So I think more effectively. And then finally, from a colleague standpoint, 56,000 colleagues combined. And as I said, I think two very complementary businesses with a history and a passion to provide excellent service. All this drive scale, of course, we've talked about the Terminix brand, it's an incredible pest control brand. And then as I said, I think we have similar values and that last one is really important when we look at making acquisitions, we're looking for companies that have similar values. And when they do, the chances of that, that we having something that works is just better when you when you think in a similar way and you hold similar values. So what does this all end up with? Well, number one in North America, number one in commercial number one in residential, number one in termite - by the way, that’s a lot of number ones, right? And number one in the world. So just a great opportunity here. So this concept of industrial logic, why does this make sense? Why is this a good investment? Well, I talked a little bit about this, but we're playing to each other's strengths. So I talked about their termite and residential and our expertise - by the way, we’re a global company, they really are not. They've got a couple countries that they service, but we're 70+, so we're a really good fit to think that phrase playing to each other's strengths is a good one. Obviously at scale in the US business, for example, we're doing about a billion dollars in revenue, if we had 2 billion roughly Terminix revenue you realize the scale that we're creating. The financial profile of this transaction looks good and we’ll be a more profitable company. And I love this balance between residential and termite being about 60% commercial being about 40. When we look at North America's pest control market, it's roughly 70% residential termite and 30% commercial so this 60/40 I really love that balance, something we bring. And then we have a very similar operating model. And when we get done here, we're creating real value for our customers and our shareholders. I've got a slide coming up, I'll share that with you. Colleagues, what does this all mean for you? Well, what we've been doing in employer of choice will continue. It's clear that those companies that have the best colleagues win in this game, and we're a service industry, where the quality of our colleagues really determines things. It's not based on the vehicle we drive or the uniforms or the materials we use, it’s based on the quality of the colleagues. So we're not going to change, further investment in training and sharing best practices to get better colleagues. Committed to internal promotion, so we/’e always focused on that. So we will continue to provide our colleagues with the opportunity to build a long term career and I think that's enhanced by the fact that we're going to have a larger organization. Further improve the colleague experience so we're always looking for ways to make the job more rewarding, that our colleagues feel like they're more effective and efficient and competent, and able to act with urgency. So, you know, investments in IT, and digital and other tools will continue. And then finally, we'll continue our commitment to the hybrid virtual work model. I don't see the combination of these two great companies changing the way we view that. About customers, we talked a little bit about this, but clearly we create tighter service footprints that allows us to more quickly service our customers with great service. I think when we share our technology, what we have what they have will provide customers with better service quality. This larger scale supports larger investment in technology. So what does all that mean? It means, you know, if we were looking at investing something for our business of let's say, 4000 specialists, we might say boy, the return on investment doesn't look great. But if you have 10,000 specialists, well, that same investment has better returns, so I think we can make incremental investments maybe make them faster as a result. Our customers will have access to the best in class. You know, we'll take their best ideas are best ideas, innovations, pull them together. And finally, there's places where we only offer certain services in a region or multiple regions, but not every footprint. They do the same. But now I think we'll be able to more broadly offer additional services, which is great for our customers. What does it do for the shareholders? Well, we're bringing two great companies together. So we’ll become more efficient, effective, versus economies of scale and procurement, all kinds of benefits. And the way we've modeled this up where it's clear to us that this creates great value for our shareholders. So quick overview in that area, but also want to tell you about something else. Traditionally, it's been hard to buy and sell Rentokil stock because it's traded in London and of course we're not. So we will be opening up a listing on the New York Stock Exchange as part of this exercise. And so it will be much easier for US investors, us included, friends, family and alike. And I've always wanted that to make it easier. So what does this mean for you today? It's business as usual. First and foremost, they remain a competitor, so treat them that way in the marketplace. And I'm sorry to say it's gonna take a little while to complete this transaction and we'll wait until probably H2 2022. So focus on your 2022 plans, run your existing playbooks, be thinking I know you're you're closing out December soon but be thinking of what you want to do in January and February and March that your, you know, goals and objectives. No doubt soon you have your budgets in front of you gotta run what we're going to do today. As it relates to treating them as a competitor, just think of it this way, if you wouldn't have made that call yesterday, please don't call them, talk to them, consult with them today. The obvious stuff is really clear. Obviously, don't talk about pricing, don't talk about RFPs, don't talk about customers, don't talk about pay plans with them, don’t talk about what you pay for a vehicle, what you pay for Termidor all the stuff that's competitive stuff that you should not be sharing with a competitor. You know, someone that we're battling out, no one's going to be unhappy if you take business away from them. They're going to be trying to take it from us just like they've normally done. And so business as usual. I've got a slide coming up, but I gotta tell you, if you don't follow that we could get in real trouble. First of all, it's against the law, so you don't want a legal problem. You don't want to be in the courtroom trying to explain some innocent conversation that you had that doesn't look so innocent in the courtroom. On top of that, it could materially impact whether we close this transaction or delay it. So don't be on that list. Don't be “that guy”. We have developed our plans on how we think we're going to put these two businesses together. But they're, I would call them, preliminary. So we've got kind of a roadmap. But over the next six months, we'll finalize those plans. A lot to be done. And so just know that we might reach out to some of you, your subject matter experts in an area when I come to you. But leave those in our hands. Don't call, you know, it sounds like I'm repeating myself, but don't call your local Terminix guy and say, hey, we're thinking about renewing our property, and you know, what do you pay today, and when is your, don't do any of those things. Those are things you wouldn't do with a competitor. We're still competitors, we'll handle that. We have a question about your property, we know how to ask that you we know how to ask them legally without doing what's called gun jumping. And if you can envision gun jumping as, you know, you're at the starting line on a race and you leave the block before the gun fires. And then post purchase, of course, we're going to be one so we'll methodically and professionally integrate the business, we’ll have a plan. Hey, look, there’s going to be some role overlap. You know, we're doing a billion they're doing 2 billion. So we're operating in the same territories and doing the same sort of things. But the honest truth is the majority of these will come from not replacing people that leave our business so “natural attrition”, people retire. You know they leave for other reasons and you know, we're going to lose two to 3000 colleagues each year over the next three years. And by the way, during those two to three years, where we're implementing the program we’ll be growing, which creates more jobs of course, as well. We're going to be very methodical and professional on how we bring these two businesses together, perfectly natural you'd be worried about your jobs, but honestly I think you're all are in really good shape here. Not only that, but I think there's a chance for promotions and role expansion as we become bigger. So just know that those that are doing a really good job will have opportunities for promotion and expansion of their roles. You see this word meritocracy. That means we're going to use the merits of the performance of the people, how they get stuff done, the methods that they use, but also the results and that approach will be followed. So, you know, don't don't think you're the odd man out if you're, you know, if you’re doing a great job, far from it. So we talked a little bit about antitrust, just a reminder we're going to remain independent companies. We need to make decisions separately, and independently. Once again, don't be on that list of someone that made that mistake, okay? There's a lot of do not’s listed here. I'll give you 10 or 15 seconds to kind of scan it. I'll just let you know, we're going to post this so you definitely work on it. But you know, it's everything from the obvious like pricing and strategies and stuff. But it's also, you know, joint meetings with vendors or other business partners that you know, it may seem innocent, why wouldn't we talk about whatever. But we're not together, we're competitors, and we wouldn't do that if it was yesterday. So we certainly can't do it today.

We'll have the ability to talk to our Group General Counsel in the UK. I email them all the time. So if you have questions about how you want to do things, or how things work, just forward them on to your boss, and we'll get them answered. Don't assume something that seems logical should just be done. It's so interesting in this world of the law, something that seems logical sometimes is interpreted in an illogical way. At least that's my view. So don't just guess that you understand it. Laws can be tricky. So in summary, an incredible opportunity, bringing two great companies together. I think we build a powerhouse we're creating scale in, you know, I'm excited about you know, being number one in North America and in the world, But I'm really excited about reading “the best company in the world.”

It's financially stronger. So, we're putting two great companies together, we're going to have a stronger financial outcome from that and as part of our scorecard, of course. As colleagues, we’ll see the investments that we've been making in employer of choice, we’ll continue to focus on the standard stuff; hiring, training and development programs, creating a diverse workforce. And as you no doubt remember we have a value called relationships. And the definition is to create long term relationships with our colleagues and customers. That won't change. And this benefits the customer. So I think there's all types of benefits for our customers. When we get this done,our customers are going to feel the benefit of two great companies coming together, which is, I think, really exciting. So what are the next steps? We’ve got a plan, but over the next six months we're going to have to go through and finalize their plans. So as I said, most of you, I think we got it. But don't be surprised if we reach out if you're a subject matter expert and ask your advice and help. Approvals. Our shareholders and Terminix shareholders need to approve this deal. And so we expect that to happen in the second half of the year. In Q2, sometime in April, May and June, regulators need to review this as I said, the Federal Trade Commission, will look at this. I didn't list UK, the minor point, they've got a couple things, but the US Federal Trade Commission (FTC) will be really involved. And then finally, as we said, we're going to get that listing on the New York Stock Exchange and we got to get approval for that. And then communications as I said, we're going to create forums for you for questions. If you want to do it face to face or hang out, if you will. We're also going to provide a website and FAQ pages and you can count on us to be open and transparent. If we don't know the answer to a question, we'll just tell you where we are with that. And finally, just a reminder business as usual. Let's keep focused on delivering a great 2022 result.. So I just wanted to share those insights. I know it doesn't necessarily give you everything that you might need to know but it gives you a couple more nuggets, hopefully between the information in the press release and what you read there. And we will of course, give you more information as we go.. So thank you very much, Anthony, anything you think I left out?

No, thank you for a thorough review. And again, many more touch points will be forthcoming along the way. So thank you for that, John.

Thank you everyone. Be on the lookout for additional information in these question periods. And as I said, if you have something in between talk to your boss, drop me a note, drop Anthony a note, we're here for you. We know if you have a question you don't get an answer, you start to think bad thoughts.

So we don't want you to do that because this is, really, could be a great opportunity for all of us. So thank you

Additional Information About The Proposed Transaction And Where To Find It

In connection with the proposed transaction between Rentokil Initial plc (“Rentokil”) and Terminix Global Holdings, Inc. (“Terminix”), Rentokil will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which will include a proxy statement of Terminix that also constitutes a prospectus of Rentokil. Each of Rentokil and Terminix will also file other relevant documents in connection with the proposed transaction. The definitive proxy statement/prospectus will be sent to the shareholders of Terminix. Rentokil will also file a shareholder proxy circular in connection with the proposed transaction with applicable securities regulators in the United Kingdom and the shareholder proxy circular will be sent to Rentokil’s shareholders. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents Rentokil and/or Terminix may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS, STOCKHOLDERS AND SHAREHOLDERS OF TERMINIX AND RENTOKIL ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS AND SHAREHOLDER PROXY CIRCULAR, AS APPLICABLE, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN THE UNITED KINGDOM, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TERMINIX, RENTOKIL, THE PROPOSED TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by Rentokil and Terminix with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Terminix online at investors.terminix.com, upon written request delivered to Terminix at 150 Peabody Pl., Memphis, TN 38103, USA, Attention: Corporate Secretary, or by calling Terminix’s Corporate Secretary’s Office by telephone at +1 901-597-1400 or by email at deidre.richardson@terminix.com, and will be able to obtain free copies of the registration statement, proxy statement/prospectus, shareholder proxy circular and other documents which will be filed with the SEC and applicable securities regulators in the United Kingdom by Rentokil online at https://www.rentokil-initial.com, upon written request delivered to Rentokil at Compass House, Manor Royal, Crawley, West Sussex, RH10 9PY, England, Attention: Katharine Rycroft, or by calling Rentokil by telephone at +44 (0) 7811 270734 or by email at katharine.rycroft@rentokil-initial.com.

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or buy or the solicitation of an offer to sell or buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation of Proxies

This communication is not a solicitation of proxies in connection with the proposed transaction. However, under SEC rules, Terminix, Rentokil, and certain of their respective directors, executive officers and other members of the management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Terminix’s directors and executive officers may be found on its website at corporate.terminix.com/responsibility/corporate-governance and in its 2020 Annual Report on Form 10-K filed with the SEC on February 26, 2021, available at investors.terminix.com and www.sec.gov. Information about Rentokil’s directors and executive officers may be found on its website at https://www.rentokil-initial.com and in its 2020 Annual Report filed with applicable securities regulators in the United Kingdom on March 31, 2021, available on its website at https://www.rentokil-initial.com. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement/prospectus and shareholder proxy circular and other relevant materials filed with the SEC and applicable securities regulators in the United Kingdom when they become available.

Information Regarding Forward-Looking Statements

This communication contains forward-looking statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements can sometimes be identified by the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “potential,” “seeks,” “aims,” “projects,” “predicts,” “is optimistic,” “intends,” “plans,” “estimates,” “targets,” “anticipates,” “continues” or other comparable terms or negatives of these terms, but not all forward-looking statements include such identifying words. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements.  We can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements.  Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: a condition to the closing of the proposed transaction may not be satisfied; the occurrence of any event that can give rise to termination of the proposed transaction; a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Rentokil is unable to achieve the synergies and value creation contemplated by the proposed transaction; Rentokil is unable to promptly and effectively integrate Terminix’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the proposed transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of Rentokil declines following the proposed transaction; legal proceedings are instituted against Terminix or Rentokil; Terminix or Rentokil is unable to retain or hire key personnel; the announcement or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of Terminix or Rentokil or on Terminix’s or Rentokil’s operating results; evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions, in the United Kingdom, the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID-19) pandemic (the “COVID-19 pandemic”)), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent U.S. or U.K. administration; the ability of Rentokil or Terminix to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions such as the COVID-19 pandemic; the impact of public health crises, such as pandemics (including the COVID-19 pandemic) and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down or similar actions and policies; actions by third parties, including government agencies; the risk that disruptions from the proposed transaction will harm Rentokil’s or Terminix’s business, including current plans and operations; certain restrictions during the pendency of the acquisition that may impact Rentokil’s or Terminix’s ability to pursue certain business opportunities or strategic transactions; Rentokil’s or Terminix’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; the risks and uncertainties discussed in the “Risks and Uncertainties” section in Rentokil’s reports available on the National Storage Mechanism at morningstar.co.uk/uk/NSM and on its website at https://www.rentokil-initial.com; and the risks and uncertainties discussed in the “Risk Factors” and “Information Regarding Forward-Looking Statements” sections in Terminix’s reports filed with the SEC. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus and shareholder proxy circular. While the list of factors presented here is, and the list of factors to be presented in proxy statement/prospectus and shareholder proxy circular will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Except as required by law, neither Rentokil nor Terminix assumes any obligation to update or revise the information contained herein, which speaks only as of the date hereof.